Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
October 7, 2009
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jay Webb
Accounting Reviewer
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington, DC 20549
Re:	Luminex Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed February 26, 2009 File No. 000-30109
Dear Mr. Webb:
     The following sets forth the responses of Luminex Corporation (“Luminex” or the “Company”) to the comments issued by letter dated September 23, 2009 from the staff of the Securities and Exchange Commission (the “Staff”) on Luminex’s Form 10-K for the year ended December 31, 2008. For your convenience, we have set out the text of the Staff’s comments, followed in each case by the Company’s response.
Comment
For 10-K for the fiscal year ended December 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Critical Accounting Policies, page 35
Purchase Price Allocation, Intangibles and Goodwill, page 36
1.	Regarding your impairment analysis of goodwill, and in the interest of providing readers with better insight into management’s judgments into accounting for goodwill, please consider disclosing the following in future filings:

•	We see you indicate fair value estimates of your reporting units are primarily determined using discounted cash flows and market comparisons. In addition to disclosing each of the valuation methodologies used to value goodwill, please include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Mr. Jay Webb
U.S. Securities and Exchange Commission
October 7, 2009

•	If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Reponse:
The Company will revise the Company’s critical accounting policy disclosure relating to goodwill and intangible assets in future annual filings, as noted in the Company’s response to the second comment below, including, as applicable, the impact of any changes in the assumptions and methodologies used for valuing goodwill in the current year that have changed since the prior year.

2.	In a related matter, we see you disclosed herein that “Statement of Financial Accounting Statements (SFAS) No. 142... requires that goodwill...be assessed for impairment at a reporting unit level...As of December 31, 2008, [you] have $39.6 million of goodwill, which has been allocated to the assay segment which includes LMD. [You] have performed your annual test of goodwill, and have determined there has been no impairment of goodwill as of December 31, 2008”. Considering you experienced losses in the assay segment during fiscal 2008 and 2007 (based on disclosures on pages 42 and 80), please tell us and expand your disclosures in future filings to indicate how you determined that there was no impairment of goodwill in 2008 and 2007. In your disclosure, consider including the valuation methodologies and significant assumptions you employed in reaching your conclusions. Please also provide us with your proposed disclosures.

Response:

The Company utilizes the income approach to determine its fair value estimates. The Company uses market comparisons as a reasonability check of the fair value determined by the income approach. The income approach is based on a discounted cash flow analysis (“DCF”) and calculates the fair value by estimating the after-tax cash flows attributable to the reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, and the amount and timing of expected future cash flows. The forecasted cash flows are based on the Company’s most recent forecast and, for time periods beyond the forecast, the Company’s estimates are based on revenue projections by product line. These financial projections are developed as a result of the Company’s strategic planning process and are based on a review of new product development, competition, global growth opportunities and specific initiatives. The Company believes its assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rate, which is intended to reflect the risks and opportunities inherent in future cash flow projections, used in the DCF analysis is based on estimates of the weighted-average cost of capital (“WACC”) of a market participant relative to the reporting unit. The Company also evaluated the aggregate fair value of its two reporting units compared to its market capitalization as a reasonability check of the fair value estimate under the income approach. As the market fluctuated around the impairment testing date, the Company has used an average of its market capitalization over a range of dates surrounding the impairment testing date as being more reflective of its market value than a single day, point-in-time market price. The lowest of the Company’s range of values from market comparisons was greater than the Company’s fair value estimate under the income approach.

Mr. Jay Webb
U.S. Securities and Exchange Commission
October 7, 2009

One benefit of the income approach DCF analysis is the ability to utilize the assumption that the value of the reporting unit is equal to the sum of the present value of the expected future benefits of that reporting unit, which aligns with one of the most basic premises of business valuation: value is forward-looking. As the Company’s assay segment came into existence in 2007 due to the acquisition of Tm Biosciences, now referred to as LMD, we believe that the DCF method best aligns with how the Company approached the acquisition and determined the value of the acquired company. By validating the results of the DCF analysis with market comparisons, we believe that we benefit from the use of the actual stock price and capitalization data available to us as a publicly traded company. The methodologies used to determine fair value have been consistently applied since the Company first began reporting or accounting for its goodwill.
The assumptions that have the most significant effect on the fair value calculation are the discount rate, which is based on the estimated WACC, and the terminal growth rate.
Concurrent with the above analysis, the Company performed a sensitivity analysis based upon reasonably likely changes to determine if the Company’s DCF analysis would result in impairment if such changes were made to our assumptions. None of these sensitivity analyses resulted in an estimated fair value less than the carrying amount of the reporting unit for 2007 or 2008.
The assay segment is primarily involved in the development and sale of assays utilizing xMAP® technology on the Company’s increasing installed base of xMAP-based instrumentation. In January 2008, the assay segment launched xTAG® Respiratory Viral Panel (RVP), which is the first Food and Drug Administration (FDA)-cleared assay to simultaneously detect and identify 12 viruses and viral subtypes that together are responsible for more than 85 percent of respiratory viral infections. As a reference, the assay segment’s historical revenue growth for 2008 and 2007 is 62% and 75%, respectively, on a pro forma basis, as though Luminex and LMD had been combined at the beginning of 2006.
The assay segment’s revenue growth and improved gross margin have resulted from synergies and new products released by the assay segment, since the acquisition of LMD in 2007. We expect this to continue, in part as a result of the expiration of contracts negotiated by the former Tm Bioscience’s management and replacement of such contracts with new contracts implementing more favorable terms and conditions, thus contributing to the future growth of the assay segment’s revenue and the gross margins. The gross margins assumed in the 2008 DCF analysis are lower than the assay segment’s actual gross margins for the six months ended June 30, 2009.
The Company proposes revising the Company’s critical accounting policy disclosure relating to goodwill and intangible assets in future annual filings essentially as follows, adjusted to reflect applicable periods being analyzed:
“Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” requires that goodwill and certain intangible assets be assessed for impairment at a reporting unit level at least annually. We evaluate the carrying value of goodwill and other intangible assets annually or more frequently if there is evidence that certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In performing the impairment test, the Company utilizes the two-step approach prescribed under SFAS 142. The first step requires a comparison of the carrying value of the reporting unit to the estimated fair value of the reporting unit. If in step one of the annual test, the carrying amount of a reporting unit exceeds its fair value, then a goodwill impairment test is performed in step two to measure the amount of the impairment loss, if any. We would recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. Determining the fair value of goodwill is subjective in nature and often involves the use of estimates and assumptions.

Mr. Jay Webb
U.S. Securities and Exchange Commission
October 7, 2009

As of December 31, 2008, we have $39.6 million of goodwill allocated to the assay segment, which includes LMD. The Company’s annual test did not result in an impairment charge as the estimated fair value of the assay segment reporting unit continues to exceed the carrying value by a significant enough amount that any reasonably likely change in the assumptions used in the analysis, including terminal growth rates and the discount rate, would not cause the carrying value to exceed the estimated fair value for the reporting unit as determined under the step one goodwill impairment analysis.
The Company utilizes the income approach based on a discounted cash flow analysis to determine its fair value estimates, and then uses market comparisons as a reasonability check to ensure that neither the income approach nor the market comparisons yielded significantly different results. The income approach is based on a discounted cash flow analysis and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. As the Company’s assay segment and goodwill came into existence in 2007 due to the acquisition of Tm Bioscience, now referred to as LMD, we believe that the DCF method best aligns with how the Company approached the acquisition and determined the value of the acquired company. This methodology used to determine fair value has been consistently applied since the inception of the Company’s goodwill in 2007; however, the assumptions and estimates are updated each year. The Company’s estimates are based on revenue projections by product line, and include judgment based on historical growth and scheduled product approvals by the various governmental authorities. The Company believes its assumptions are consistent with the plans and estimates used to manage the underlying businesses. The most significant assumptions used in the discounted cash flow methodology are the discount rate, based upon the estimated weighted average cost of capital (“WACC”), and the terminal growth rate, based upon strategic studies we commissioned and the Company’s own internal analysis. The rates used by the Company in 2008 are as follows:

Assumptions	2008
WACC	16.4%
Terminal Growth Rates	5.7%
To determine the Company’s WACC rate, the Company performed a peer company analysis and considered the weighted average return on debt and equity, the updated risk-free interest rate, beta, equity risk premium, and entity specific size risk premium. We based the Company’s terminal growth rates upon market estimates provided in strategic studies previously commissioned by the Company and the Company’s own internal analysis. The Company’s analysis yielded an estimated fair value in excess of the carrying value by over 50% for 2008.
Concurrent with the above analysis, the Company performed a sensitivity analysis based upon reasonably likely changes to determine if the Company’s DCF analysis would result in impairment if the following changes were made to our assumptions: i) assumed WACC rate was increased by 5 percentage points; ii) future revenue was 75% of the Company’s projections in the DCF model; or iii) the terminal growth rate used was 50% lower. None of these sensitivity analyses resulted in an estimated fair value less than the carrying amount of the reporting unit.”

Mr. Jay Webb
U.S. Securities and Exchange Commission
October 7, 2009

Financial Statements and Supplementary Data, page 50
Consolidated Statements of Operations, page 54
3.	We note in 2007 you presented approximately $11.5 million of settlement of litigation and $2.3 million of gain on settlement of liability as non-operating income herein. We also note from your Form 10-Q for quarter ended June 30, 2009 that you presented approximately $4.4 million of settlement of litigation as a non-operating expense. Please explain to us why you believe these are properly classified in non-operating income/loss. Provide references to the authoritative accounting literature that you considered when determining how to present these items in your statement of operations. Consider the need to present these items as operating income/loss in future filings.
Response:
In 2002, the Company sold a company, Rules Based Medicine (RBM), in exchange for stock in RBM. In the fourth quarter of 2002, the Company permanently impaired the investment in RBM. This impairment was recorded as non-operating expense. On October 15, 2007, the Company settled the Company’s pending litigation with Rules Based Medicine (RBM) for $11.5 million. Based upon the guidance in FASB ASC 225-20-45-16 (paragraph 26 of APB 30) and SAB Topic 5 paragraph P.3, Question 2, the Company believed the settlement of the pending litigation was outside of operations as associated revenues and expenses had historically been included in non-operating expenses and it did not relate to our products or operations; therefore, the Company presented it as a separate line item as non-operating income, and disclosed the details in the footnotes to the financial statements to ensure that the reader understood the details behind the settlement.
We will present the $2.3 million gain on settlement of liability as operating income in future filings.
The $4.4 million of settlement of litigation non-operating expense recorded in the second quarter of 2009 related to a complaint, filed by The Research Foundation of the State University of New York (“SUNY”) in Federal District Court for the Northern District of New York, alleging, among other claims, that Tm Bioscience, now LMD, breached its 1992 license agreement with SUNY by failing to pay royalties allegedly owed under the agreement. The complaint sought an undetermined amount of damages as well as injunctive relief. The Company believes that this claim was not valid and during discovery, it was discovered that SUNY’s patents were not used in any of the Company’s past or present products. As a result, the allegations changed to alleged misuse of SUNY’s “Product Know-How” relating to an invention disclosure. Based upon an analysis of the expected litigation costs, the Company entered into settlement negotiations although the Company believes that none of the Company’s products were developed based on technology, including any know-how, owned or developed by SUNY. On March 27, 2009, Luminex and LMD settled the pending litigation with SUNY. As part of the settlement, SUNY received a one time cash payment of approximately $4.4 million, which represents all amounts owed by Luminex as part of the settlement. The cash payment was made by Luminex in exchange for resolution of the dispute between the companies and a complete release of all claims by SUNY against Luminex and correspondingly a complete release of all claims by Luminex against SUNY. As the Company believes that none of the Company’s past or present products were developed based on technology owned or developed by SUNY, had never paid any royalties to SUNY in the past, and had never recorded any revenue nor expense related to SUNY in operating revenue nor in operating expenses in the past, the Company determined that this settlement of litigation expense was outside of operations. Based upon the guidance in FASB ASC 225-20-45-16 (paragraph 26 of APB 30) and SAB Topic 5 paragraph P.3, the Company did not believe that it would be appropriate to present this settlement of litigation as part of on-going operations. The Company accordingly recorded the settlement as a separate, non-operating line item and disclosed the details in the footnotes to the financial statements to ensure that the reader understood the details behind the settlement.

Mr. Jay Webb
U.S. Securities and Exchange Commission
October 7, 2009

Note 1 — Description of Business and Summary of Significant Accounting Policies, page 57
Cash and Cash Equivalents, page 57
4.	Considering the significance of your cash and cash equivalents compared to your total assets, in future filings please revise your accounting policy note to indicate, if true, that your investments (classified as cash equivalents) are highly liquid. Refer to FASB ASC 305-10-20 (paragraph 8 of SFAS 95).
Response:
The Company’s investments (classified as cash equivalents) are highly liquid. As noted in Note 3 — Investments, in the fair value measurements table, all $81,619 (in thousands) is in money market funds. In future filings, we will include a statement that the Company’s investments (classified as cash equivalents) are highly liquid in Note 1 — Description of Business and Summary of Significant Accounting Policies.
Inventories, page 58
5.	In future filings please revise your accounting policy for inventories to also disclose the method(s) of determining the cost of your inventory. Refer to Rule 5-02 (6) (b) of Regulation S-X.
Response:
In the Company’s future filings, we will disclose the method of determining the cost of the Company’s inventory.
Note 17 — Segment and Geographic Information, page 79
6.	We noted that your business is currently organized into two reportable segments: the technology segment and the assay segment. We also noted that you did not include certain fiscal 2006 disclosures for those segments in this note or in your Management’s Discussion and Analysis. In future filings please revise this note to include all applicable segment disclosures for each period for which an income statement is presented as required by FASB ASC 280-10-50-20 (paragraph 25 of SFAS 131).
Response:
Prior to 2007, the Company had operated as a single segment. Subsequent to the acquisition of LMD, completed March 1, 2007, management determined that we have two segments for financial reporting purposes: the Technology Segment and the Assay Segment. As we had only one segment in 2006, we did not include certain fiscal 2006 disclosures in Note 17 or in the Company’s Management’s Discussion and Analysis. In future filings, we will include all applicable segment disclosures for each period for which an income statement is presented as required by FASB ASC 280-10-50-20 (paragraph 25 of FAS 131).

Mr. Jay Webb
U.S. Securities and Exchange Commission
October 7, 2009

Signatures, page S-1
7.	In your future filings, please add the second paragraph found in the “Signatures” section of Form 10-K after the registrant signature block.
Response:
In future filings, the Company will revise its presentation to include the referenced paragraph.
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
In our telephone discussion on October 5, 2009 related to the letter dated September 23, 2009 from the Staff, the Staff raised an additional question with respect to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2009. Without confirming the materiality of such information or its required disclosure, we provide the following supplemental response. We will provide similar disclosure to the extent such trend(s) are deemed material to an understanding of the Company’s financial condition in future filings.
Response:
As of June 30, 2009, the Company’s days sales outstanding (“DSO”) on accounts receivable was 59 days. This DSO represents a return to longer term historical experiences and is more consistent with the previously communicated anticipated range of approximately 50 to 55 days. Management currently anticipates DSO for the remainder of 2009 to be more consistent with the second quarter and the long term expectations of approximately 50 to 55 days.
Luminex had approximately $12.4 million of consolidated inventory on hand at June 30, 2009, compared with $11.4 million and $11.6 million at March 31, 2009 and December 31, 2008, respectively. The Company attempts to manage its inventory to a level that reflects the current production needs and expectations of future quarterly sales. In the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009, our inventory turnover ratio was relatively consistent at 0.74, 0.74 and 0.64, respectively. The commercial launch of our FLEXMAP 3D instrument and the decrease in second quarter system sales, due to the tightening of capital markets as a result of the overall economic environment, for the quarter ended June 30, 2009 were contributors to the increase in our inventory balance as of June 30, 2009. Management does not currently anticipate that this will be a continuing upward trend for the second half of 2009.

Mr. Jay Webb
U.S. Securities and Exchange Commission
October 7, 2009

The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (512) 219-8020, Howard Lamar of Bass, Berry & Sims PLC at (615) 742-6209 or Ryan D. Thomas of Bass, Berry & Sims PLC at (615) 742-7765.

Sincerely,
/s/ Harriss T. Currie
Vice President, Finance and Chief Financial Officer

cc:	Andri Boerman, Securities & Exchange Commission
Ruairi Regan, Securities & Exchange Commission
Tim Buchmiller, Securities & Exchange Commission
Patrick J. Balthrop, Luminex Corporation
David S. Reiter, Esq., Luminex Corporation
Howard H. Lamar III, Esq., Bass, Berry & Sims PLC
Ryan D. Thomas, Esq., Bass, Berry & Sims PLC